FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of October 2002

                             NOVAMERICAN STEEL INC.
                      ------------------------------------
                 (Translation of Registrant's Name into English)


                              2175 Hymus Boulevard
                             Dorval, Quebec H9P 1J8
                                     Canada
                      ------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

            Form 20-F   X             Form 40-F
                      -----                     -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

           Yes                             No   X
                     ----                       --

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]

Enclosure:        Press release dated October 7, 2002


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         NOVAMERICAN STEEL INC.




Date: October 7, 2002                    By: /s/ Christopher H. Pickwoad

                                               Christopher H. Pickwoad, CA
                                               Chief Executive Officer &
                                               Executive Vice President


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Record Quarterly Earnings Reported by Novamerican Steel

    MONTREAL--Oct. 7, 2002--Novamerican Steel Inc. (NASDAQ: TONS) announced today its financial results for the third quarter ended
August 31, 2002. (All amounts are in U.S. dollars).
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

SUMMARY OF FINANCIAL HIGHLIGHTS
----------------------------------------------------------------------
 (in thousands of U.S. dollars, except per share and tons data)

                             QUARTER ENDED
----------------------------------------------------------------------
                          August 31,  August 25,
                               2002        2001          Change
----------------------------------------------------------------------
Net sales                  $126,503    $102,483    $24,020     23.4%
Gross margin                   26.3%       22.6%       3.7%    16.4%
Net income                   $6,304      $1,732     $4,572    264.0%
Net income per share          $0.65       $0.18      $0.47    261.1%

Tons sold                   223,540     197,022     26,518     13.5%
Tons processed              183,003     165,162     17,841     10.8%
----------------------------------------------------------------------
                            406,543     362,184     44,359     12.2%
----------------------------------------------------------------------
----------------------------------------------------------------------

                           NINE MONTHS ENDED
----------------------------------------------------------------------
                          August 31,  August 25,
                               2002        2001          Change
----------------------------------------------------------------------
Net sales                  $343,621    $311,057    $32,564     10.5%
Gross margin                   24.6%       22.1%       2.5%    11.3%
Net income                  $12,853      $4,534     $8,319    183.5%
Net income per share          $1.33       $0.47      $0.86    183.0%

Tons sold                   657,159     570,779     86,380     15.1%
Tons processed              513,040     474,142     38,898      8.2%
----------------------------------------------------------------------
                          1,170,199   1,044,921    125,278     12.0%
----------------------------------------------------------------------
----------------------------------------------------------------------

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    THIRD QUARTER RESULTS

    Net income for the third quarter increased by $4.6 million, or 264.0% to $6.3 million, or $0.65 per share, versus $1.7 million, or $0.18 per share, for the same period in 2001.
    Net income for the nine months ended August 31, 2002 increased by $8.3 million, or 183.5%, to $12.9 million, or $1.33 per share, versus $4.5 million, or $0.47 per share for the first nine months of 2001.
    Tons sold and processed in the third quarter of 2002 increased by 44,359 tons, or 12.2%, to 406,543 tons from 362,184 in the third quarter of 2001.
    Tons sold and processed for the nine months ended August 31, 2002 increased by 125,278 tons, or 12.0%, to 1,170,199 tons from 1,044,921 tons in 2001.
    Sales for the third quarter increased by $24.0 million, or 23.4%, to $126.5 million from $102.5 million for the same period in 2001.
    Sales for the nine months ended August 31, 2002 increased by $32.6 million, or 10.5%, to $343.6 million from $311.1 million in 2001.
    The gross margin for the third quarter 2002 increased to 26.3% from 22.6% in 2001.
    The gross margin for the nine months ended August 31, 2002 increased to 24.6% from 22.1% in 2001.


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    OPERATIONS

    The strong results for the third quarter reflect continued growth in value added products and improvements in market share.

    NEW AND PLANNED FACILITIES

    The Company has begun construction of a new facility in Montreal as part of an overall plan to achieve greater operating efficiencies.

    OUTLOOK

    Management believes that the prevailing strong pricing for carbon flat-rolled products in the North American market will be difficult to sustain in the coming quarters.

    COMPANY DESCRIPTION

    Novamerican Steel Inc., based in Montreal, Canada with thirteen operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

    FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

    Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

    Conference call: Monday October 7, 2002 at 4:30 pm. Please call 514-368-6455 for details.

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
Novamerican Steel Inc. and Subsidiaries - Consolidated Financial
Statements
----------------------------------------------------------------------
(unaudited)

----------------------------------------------------------------------
----------------------------------------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
----------------------------------------------------------------------
----------------------------------------------------------------------
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except per share and tons data)

                           Three months ended      Nine months ended
----------------------------------------------------------------------
                         August 31, August 25,  August 31, August 25,
                              2002       2001        2002       2001
----------------------------------------------------------------------
                                 $          $           $          $
Net sales                  126,503    102,483     343,621    311,057
Cost of sales               93,196     79,358     259,188    242,256
----------------------------------------------------------------------
Gross margin                33,307     23,125      84,433     68,801
----------------------------------------------------------------------

Operating expenses
Plant                        8,852      7,668      24,326     23,098
Delivery                     4,230      3,980      12,481     11,830
Selling                      3,052      2,912       8,728      8,532
Administrative and general   5,889      4,605      15,671     13,623
----------------------------------------------------------------------
                            22,023     19,165      61,206     57,083
----------------------------------------------------------------------
Operating income            11,284      3,960      23,227     11,718
----------------------------------------------------------------------

Interest expense             1,327      1,566       3,834      5,035
Share in income
 of joint ventures            (212)        (7)       (429)       (83)
----------------------------------------------------------------------
                             1,115      1,559       3,405      4,952
----------------------------------------------------------------------
Income before income taxes
 and minority interest      10,169      2,401      19,822      6,766
Income taxes                 3,865        589       6,969      2,180
----------------------------------------------------------------------
Income before
 minority interest           6,304      1,812      12,853      4,586
Minority interest                -        (80)          -        (52)
----------------------------------------------------------------------
Net income                   6,304      1,732      12,853      4,534
----------------------------------------------------------------------
----------------------------------------------------------------------

Basic and diluted
 income per share            $0.65      $0.18       $1.33      $0.47
----------------------------------------------------------------------
----------------------------------------------------------------------

Weighted average number
 of shares outstanding   9,700,000  9,700,000   9,700,000  9,700,000
----------------------------------------------------------------------
----------------------------------------------------------------------

Comprehensive income
Net income                   6,304      1,732      12,853      4,534
Change in cumulative
 translation adjustment       (995)       (78)        844       (269)
Change in unrealized loss
 on interest rate swap,
 net of deferred taxes        (615)         -        (636)         -
----------------------------------------------------------------------
                             4,694      1,654      13,061      4,265
----------------------------------------------------------------------
----------------------------------------------------------------------

Tons sold                  223,540    197,022     657,159    570,779
Tons processed             183,003    165,162     513,040    474,142
----------------------------------------------------------------------
                           406,543    362,184   1,170,199  1,044,921
----------------------------------------------------------------------
----------------------------------------------------------------------

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

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial
 Statements
----------------------------------------------------------------------
(unaudited)

----------------------------------------------------------------------
----------------------------------------------------------------------
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
----------------------------------------------------------------------
----------------------------------------------------------------------
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except share data)

                                                   Accumu-
                                                    lated
                                                     Other       Total
                       Common Shares               Compre-     Share-
                      --------------  Retained    hensive     holders'
                     Number   Amount  Earnings       Loss      Equity
----------------------------------------------------------------------
                                   $         $          $           $
Balance at
 November
 24, 2001         9,700,000   28,404    78,671     (7,407)     99,668
Net income                              12,853                 12,853
Changes in
 cumulative
 translation
 adjustment               -        -         -        844         844
Change in
 unrealized loss
 on interest rate
 swap, net of
 deferred taxes           -        -         -       (636)       (636)
----------------------------------------------------------------------
Balance at August
 31, 2002         9,700,000   28,404    91,524     (7,199)    112,729
----------------------------------------------------------------------
----------------------------------------------------------------------

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
Novamerican Steel Inc. and Subsidiaries - Consolidated Financial
 Statements
----------------------------------------------------------------------
(unaudited)

----------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
----------------------------------------------------------------------
----------------------------------------------------------------------
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

                                 Three                    Nine
                             months ended             months ended
----------------------------------------------------------------------
                         August 31, August 25,  August 31, August 25,
                              2002       2001        2002       2001
----------------------------------------------------------------------
                                 $          $           $          $
CASH FLOWS FROM
 OPERATING ACTIVITIES
  Net income                 6,304      1,732      12,853      4,534
  Adjustments to
   reconcile net income to
   net cash from (used
   for) operating
   activities
     Depreciation and
      amortization           1,860      1,528       4,861      4,485
     Share in income of
      joint ventures          (212)        (7)       (429)       (83)
     Deferred income taxes      39        239         276        576
     Minority interest           -         80           -         52
     Gain on disposal of
      property, plant and
      equipment                (64)       (13)         (5)        (7)
   Changes in working
    capital items
     Accounts receivable     4,655      3,018      (5,609)     8,261
     Income taxes receivable    (5)     2,805         292      8,787
     Inventories           (13,005)       692     (20,445)      (688)
     Prepaid expenses
      and other                760        279         476          3
     Accounts payable and
      accrued liabilities     (380)    (6,662)      7,845     (9,450)
     Income taxes payable    2,307          -       3,034          -
----------------------------------------------------------------------
  Net cash from
   operating activities      2,259      3,691       3,149     16,470
----------------------------------------------------------------------
CASH FLOWS FROM
 INVESTING ACTIVITIES
  Business acquisition           -          -      (2,088)         -
  Investment in a
   joint venture              (550)      (650)     (1,550)    (3,175)
  Distribution from
   a joint venture             157        134         157        188
  Additions to property,
   plant and equipment      (1,489)    (2,190)     (4,070)    (7,581)
  Proceeds from disposal
   of property, plant and
   equipment                     3         26         174         46
  Other assets                  (1)      (603)         27     (2,079)
----------------------------------------------------------------------
  Net cash used for
   investing activities     (1,880)    (3,283)     (7,350)   (12,601)
----------------------------------------------------------------------
CASH FLOWS FROM
 FINANCING ACTIVITIES
  Net decrease in
   bank indebtedness          (518)    (2,048)     (2,040)   (14,955)
  Proceeds from
   long-term debt              226       (366)      4,039     52,862
  Repayment on
   long-term debt           (1,725)    (1,009)     (5,234)   (42,170)
----------------------------------------------------------------------
  Net cash used for
   financing activities     (2,017)    (3,423)     (3,235)    (4,263)
----------------------------------------------------------------------

Effect of exchange rate
 changes on cash and
 cash equivalents               12          8          21         (7)
----------------------------------------------------------------------
Net decrease in cash
 and cash equivalents       (1,626)    (3,007)     (7,415)      (401)
Cash and cash equivalents,
 beginning of period         4,745      6,919      10,534      4,313
----------------------------------------------------------------------
Cash and cash equivalents,
 end of period               3,119      3,912       3,119      3,912
----------------------------------------------------------------------
----------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW INFORMATION
  Interest paid              1,859      1,976       5,406      5,479
----------------------------------------------------------------------
----------------------------------------------------------------------
  Income taxes paid          2,256        453       3,968      3,222
----------------------------------------------------------------------
----------------------------------------------------------------------

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
Novamerican Steel Inc. and Subsidiaries - Consolidated Financial
 Statements

----------------------------------------------------------------------
----------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------
----------------------------------------------------------------------
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

                                 August 31,   August 25, November 24,
                                      2002         2001         2001
----------------------------------------------------------------------
                                 unaudited    unaudited      audited
                                         $            $            $
ASSETS
  Current assets
    Cash and cash equivalents        3,119        3,912       10,534
    Accounts receivable             65,548       59,820       59,608
    Income taxes receivable              -            -          292
    Inventories                     89,009       70,307       68,193
    Prepaid expenses and other       1,007        1,029        1,480
    Deferred income taxes              110        1,216          441
----------------------------------------------------------------------
                                   158,793      136,284      140,548
  Investment in joint ventures      11,173        9,161        9,350
  Property, plant and equipment     73,624       73,739       73,710
  Goodwill, net of
   accumulated amortization         12,498       11,112       11,031
  Other assets                       1,919        2,443        2,323
----------------------------------------------------------------------
                                   258,007      232,739      236,962
----------------------------------------------------------------------
----------------------------------------------------------------------

LIABILITIES
  Current liabilities
    Current portion
     of long-term debt               5,017        5,225        5,797
    Bank indebtedness                5,197        9,025        7,193
    Accounts payable
     and accrued liabilities        61,699       47,334       51,504
    Income taxes payable             3,018            -            -
    Deferred income taxes                -          371            -
----------------------------------------------------------------------
                                    74,931       61,955       64,494
  Long-term debt                    61,417       63,854       61,694
  Fair value of interest rate swap   2,420            -        1,201
  Deferred income taxes              6,510        6,549        7,129
  Minority interest                      -        2,828        2,776
----------------------------------------------------------------------
                                   145,278      135,186      137,294
----------------------------------------------------------------------

SHAREHOLDERS' EQUITY
  Share capital                     28,404       28,404       28,404
  Retained earnings                 91,524       75,191       78,671
  Accumulated other
   comprehensive loss               (7,199)      (6,042)      (7,407)
----------------------------------------------------------------------
                                   112,729       97,553       99,668
----------------------------------------------------------------------
                                   258,007      232,739      236,962
----------------------------------------------------------------------
----------------------------------------------------------------------

    Visit us at www.novamerican.com

    CONTACT: Novamerican Steel Inc.
             Christopher H. Pickwoad, 514/368-6455


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